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                       THE ROBINSON-HUMPHREY COMPANY, LLC

CORPORATE FINANCE                                             INVESTMENT BANKERS
   DEPARTMENT                                                     SINCE 1894

                               November 22, 1999

Board of Directors
Garden Ridge Corporation
19411 Atrium Place
Suite 170
Houston, Texas 77084-6099

Ladies and Gentlemen:

     We understand that Garden Ridge Corporation (the "Company") proposes to enter into a Plan and Agreement of Merger (the "Merger Agreement") between GR Acquisition Corporation and the Company. Pursuant to the terms of the Merger Agreement, each share of Company common stock issued and outstanding immediately prior to the effective time of the merger (excluding shares owned by Three Cities Research and its affiliates, Quilvest American Equity, Ltd. and Armand Shapiro) will be purchased at a price of $11.50 per share, net to the seller, in cash (the "Merger Consideration"). The terms and conditions of the proposed transaction are set forth in more detail in the Plan and Agreement of Merger dated November 22, 1999.

     We have been requested by the Special Committee of the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders (other than Three Cities Research and its affiliates, Quilvest American Equity, Ltd. and Armand Shapiro) of the Merger Consideration.

     In arriving at our opinion, we reviewed and analyzed: (1) the Merger Agreement dated November 22, 1999, (2) publicly available information concerning the Company which we believe to be relevant to our inquiry, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, (4) a trading history of the Company's Common Stock from May 9, 1995 to the present and a comparison of that trading history with those of other companies which we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies which we deemed relevant, (6) a comparison of the financial terms of the proposed transaction with the financial terms of certain other recent transactions which we deemed relevant, and (7) certain historical data relating to acquisitions of publicly traded companies, including percentage premiums paid in such acquisitions. We have also had discussions with the management of the Company

                            ATLANTA FINANCIAL CENTER
                3333 PEACHTREE ROAD, NE - ATLANTA, GEORGIA 30328
                                 (404) 266-6000
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Board of Directors
Garden Ridge Corporation
November 22, 1999

concerning its business, operations, assets, present condition and future prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

     We have assumed and relied upon the accuracy and completeness of the financial and other information used by us in arriving at our opinion without independent verification. With respect to the financial projections provided by the Company, we have assumed that such projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made nor obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, we have not solicited any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the proposed transaction and will receive a fee for our services which is in part contingent upon the consummation of the proposed transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have also performed various investment banking services for the Company in the past, and have received customary fees for such services. In the ordinary course of our business, we actively trade in the common stock of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Merger Consideration to be received in the proposed transaction is fair to the stockholders of the Company.

                                 Very truly yours,

                                 /s/ THE ROBINSON-HUMPHREY COMPANY, LLC
                                              THE ROBINSON-HUMPHREY COMPANY, LLC